Exhibit 21.1

SUBSIDIARIES OF MACKIE DESIGNS INC.

As of December 31, 2001

Subsidiary	State of Incorporation or Country in which Organized
Mackie Sales Corporation	Barbados
Mackie Designs Manufacturing Inc.	Washington, U.S.A
Mackie Designs (Netherlands) B.V.	The Netherlands
Mackie Designs (Italy) S.p.A.	Italy
AVM S.r.L.	Italy
Mackie Designs (France) S.A.	France
Mackie Designs PLC	UK
Mackie Industrial, Inc.	New Jersey, U.S.A.
RCF China Limited	China
Mackie Designs (Deutschland) GmbH	Germany
EAW International Ltd.	U.S. Virgin Islands
Eastern Acoustic Works International Ltd.	UK
SIA Software Company	New York, U.S.A.
Class A	Czech Republic
Mackie Designs (Belgium) BVBA	Belgium
Mackie Designs Engineering Services BVBA (formerly Sydec N.V.)	Belgium
Acuma Labs Inc.	Canada